

September 14, 2011

Via E-mail
Paul A. Simmons
Principal Accounting Officer
IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

     Re: **IntelGenx Technologies Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 29, 2011
              File No. 000-31187

Dear Mr. Simmons:

We have reviewed your supplemental response dated September 6, 2011 and have the following comment.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Business
Product Portfolio, page 5

1. Please revise the proposed disclosure to be included in the Form 10-K/A for the fiscal year ended December 31, 2010 to provide:

    - Additional information regarding the royalty rate expressed within a ten percent range (for example, "single digits," "teens", "twenties," etc);

    - Clarification as to whether you may receive additional milestone payments in the future and whether they are related to development or sales events or both; and

Paul A. Simmons
IntelGenx Technologies Corp.
September 14, 2011
Page 2

- To the extent the potential amount of these additional milestone payments is determinable in the aggregate, the potential aggregate additional milestone payments that you could earn in the future.

You state in your supplemental response that you will seek confidential treatment for portions of the license and development agreement. To the extent you request confidential treatment for the royalty rate, please note that we are not requesting you disclose the actual royalty rate you receive, and to the extent you may request confidential treatment related to milestone payments, please note that we are not requesting you disclose the actual amount of discrete milestone payments or the related milestone events.

We will not be in a position to resolve this outstanding comment until we have an opportunity to examine your amended 10-K and your related request for confidential treatment of portions of your agreement with Azur Pharma.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or me at (202) 551-3715 with any questions on the comment.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director